THE VOLTERRA, INC.
2019 RESTRICTED STOCK UNIT SUB-PLAN
FRANCE

The Board of Volterra, Inc. (the “Company”) has established the Amended and Restated 2017 Stock Plan (the “Plan”) for the benefit of persons performing services for the Participating Company Group. Section 3.3 of the Plan specifically authorizes the Board to adopt procedures and forms relating to the Plan as it deems advisable with respect to foreign participants. The Board, therefore, intends to establish a sub-plan to the Plan for French residents for the purpose of granting Restricted Stock Units which may qualify for favourable tax and social security treatment in France applicable to shares granted under Articles L. 225-197-1 to L. 225-197-6 of the French Commercial Code as amended to French Participants who are resident in France for French tax purposes. Terms not otherwise defined herein shall have the meaning set forth in the Plan.
The grant of restricted stock units is authorized under the Section 7 of the Plan, pursuant to the authorization given by the stockholders of the Company to award restricted stock units to French Participants for a 38-month period commencing as of the date hereof.
The terms of the Plan, as subsequently amended and as set out below, shall, subject to the modifications in the following rules, constitute the rules of the 2019 RSU Sub-Plan for French Participants (the “Sub-Plan”).
Under this Sub-Plan, the qualifying French Participants will be granted only Restricted Stock Units and any grants made pursuant to this Sub-Plan shall give rise to the issuance by the Company of a Restricted Stock Unit agreement which shall specify the precise terms and conditions of each grant, subject to the provisions contained in this Sub-Plan. All other types of Awards shall remain governed by the terms of the Plan or any applicable sub-plan, as the case may be.
All Sections and subsections of the Plan are incorporated herein and shall apply to RSUs granted pursuant to this Sub-Plan, except that Subsection 5.3, Section 6, Subsections 7.2 to 7.8, Subsection 9.1(c), Subsection 13.2 are not incorporated herein and the following Sections and subsections of the Plan shall be modified as set forth below.
Each Section of the Plan set forth below shall be amended to read as follows:

1.Purpose and Term of Plan.
Subsection 1.2 of the Plan shall be amended to read as follows:
1.1Purpose of the Plan.
The purpose of the Sub-Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward French Participants performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group.
Subsection 1.3 of the Plan shall be amended to read as follows:
1.2Term of Plan.
The Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within 38 months from the date hereof.
2.Definitions and Construction
2.1Definitions
The terms set forth below shall have the meanings set forth in this Section 2, rather than the definition, if any, set forth in the Plan.
(a)“Acquisition Period” means the period between the Grant Date and the Vesting Date.
(b)“Award” means a Restricted Stock Unit granted under this Sub-Plan.
(c)“Disability” means total and permanent disability, i.e., a disability as determined in categories 2 and 3 under Article L. 341-4 of the French Social Security Code (“Code de la sécurité sociale”).
(d)“French Employee” means, as of any date and as long as the Common Stock is not listed on a regulated market of the European Union or on the Nasdaq System or on the New York Stock Exchange in the United States of America:
(i)any person who is employed by a French Subsidiary Corporation, under the terms and conditions of an employment contract
(ii)is a resident of France for tax purposes on the Grant Date; and
(iii)does not own on the Grant Date and will not own as a result the Award thereafter more than ten percent (10%) of the share capital of the Company.
(e)“French Participant” means a French Employee who has been granted one or more Award issued in reliance on Articles L. 225-197-1 through L. 225-197-6 of the French Commercial Code under this Sub-Plan.
(f)“Grant Date” means the date on which the Board both (i) designates the French Participants and (ii) specifies the terms and conditions of the RSUs, including the number of Shares to be issued at a future date, the conditions for the vesting of the RSUs, and the conditions of the transferability of the Shares once issued.
(g)“Holding Period” means the period beginning on the Vesting Date (i.e., the date of transfer of ownership of RSU Shares) and ending on the date that cannot be less than one year from the Vesting Date when the Acquisition Period is less than two years or such other date as is required to comply with the minimum two-year period between the Grant Date and the end of the Holding Period as provided under Article L. 225-197-1 of the French Commercial Code for the RSU to be French qualified RSU as required under Articles L. 225-197-1 through L. 225-197-6 of the French Commercial Code, as amended, or in the French Tax Code or in the French Social Security Code, as amended, subject to the provisions set forth in Subsections 7.9(h) (iii) and 7.9 (h)(iv) below, in the event of Disability or death of the French Participant.
(h)“Share” means a share of Stock issued pursuant to an RSU that is subject to selling restrictions from the Vesting Date, as further described in Subsection 7.9 (d) below.

(i)“Restricted Stock Unit” or “RSU” means a contractual right which is granted pursuant to the terms and conditions of Section 7.9 of the Plan that is denominated in Shares. Each RSU represents a right to receive one share of Stock at no cost in accordance with conditions set forth in Articles L. 225-197-1 through L. 225-197-6 of the French Commercial Code and pursuant to a vesting schedule and the other terms and conditions set forth in the applicable Award Agreement. Notwithstanding any provisions of the Plan, a French Participant holding RSUs granted under the Sub-Plan shall not be entitled to shareholders’ rights prior to the Vesting Date (including dividend and voting rights); nor shall a French Participant be entitled to receive on vesting an amount in cash in lieu of Shares of the Stock.
(j)“Restricted Stock Award” means an Award of a Restricted Stock Unit.
(k)“Sub-Plan” means this Volterra, Inc. 2019 Restricted Stock Unit Sub-Plan for French Employees.
(l)“Subsidiary Corporation” means a corporation of which at least ten percent (10%) of the share capital or voting rights is held directly or indirectly by the Company.
(m)“Vesting Conditions” mean those conditions established in accordance with the Sub-Plan prior to the satisfaction of which shares subject to an Award remain subject to forfeiture upon the Participant’s termination of Service.
(n)“Vesting Date” means the date on which the RSUs become vested, as specified by the Board. In principle, the Shares underlying the RSUs are issued upon vesting. To qualify for the French favourable tax and social security regime, such Vesting Date shall not occur prior to the first anniversary of the Grant Date, as required under Article L. 225-197-1 of the French Commercial Code, as amended, or in the French Tax Code or in the French Social Security Code, as amended.
3.Administration of the Plan.
The present Sub-Plan does not amend Section 3 of the Plan.
4.Shares Subject to Plan.
The present Sub-Plan does not amend Subsection 4.1 and 4.2 of the Plan.
Subsection 4.3 of the Plan is completed as follows:
4.3    Adjustment for Changes in Capital Structure. […] Adjustments to the terms and conditions of the French qualified Restricted Share Units or underlying Shares may be made only pursuant to applicable French legal and tax rules. Nevertheless, the Board, at its discretion, may determine to make adjustments in the case of a transaction for which adjustments are not authorized under French law or as a result of a reorganization as described in the Plans, may authorize the immediate vesting and exercise of Awards before the date on which any such reorganization becomes effective, if the modification or adjustment is contrary to the conditions set forth in Article L. 225-197-1 through L. 225-197-6 of the French Commercial Code, the Awards may no longer qualify as French-qualified RSUs. In any case, the Company shall make its best effort to comply with the applicable French legal and tax rules (especially the conditions set forth in Article L. 225-197-1 through L. 225-197-6 of the French Commercial Code) to ensure that the Awards still qualify as French-qualified RSUs.
Subsection 4.4 of the Plan is completed as follows:
4.4    Assumption or Substitution of Awards. The Board may, without affecting the number of shares of Stock available pursuant to Section 4.1, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code.
In the event of any issuance or assumption of benefit determined by the Board, at its discretion, may be made only pursuant to applicable French legal and tax rules, if such issuance or assumption is not authorized under French law, the Restricted Share Units may no longer qualify as French-qualified RSUs. In any case, the Company shall make its best effort to comply with the applicable French legal and tax rules (especially the conditions set forth in Article L. 225-197-1 through L. 225-197-6 of the French Commercial Code) to ensure that the Awards still qualify as French-qualified RSUs.
5.Eligibility, Participation and Option Limitations.
Subsection 5.1 of the Plan is amended as follows:
5.1Persons Eligible for Awards. Only French Employees shall be eligible to be granted RSUs under the Plan.
The present Sub-Plan does not amend Subsection 5.2 of the Plan.
6.Stock options
Section 6 of the Plan is not applicable for Awards made further to the present Sub-Plan.
7.Restricted Stock Awards.
Subsections 7.2 to 7.8 of the Plan are not applicable for Awards made further to the present Sub-Plan.
The Subsections 7.9 (a), (b), (c), (d), (e) and (f) of the Plan shall be deleted and replaced by the following subsections:
7.9    Restricted Stock Unit Awards. Each Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Award Agreements may change from time to time, and the terms and conditions of separate Award Agreements need not be identical. Each Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:
(a)Shares Issued Upon Settlement. If RSUs granted hereunder give the right to acquire or receive existing Shares, the Company shall repurchase such Shares prior to the date on which the RSUs are settled.
(b)Form and Timing of Settlement. Payment of vested Restricted Share Units shall only be made in shares of Stock. Shares subject to RSUs will be issued for free to the French Participants who satisfy the conditions of the Plan, this Sub-Plan, and the applicable Award Agreement. French Participants will not be required to make any investment to receive the Shares. Issuance of Shares pursuant to vested RSUs shall be made on the date(s) determined by the Board and set forth in the applicable Award Agreement.
(c)Vesting Conditions. Subject to the terms of the Plan, this Sub-Plan, and the applicable Award Agreement, RSUs shall vest as set forth in the applicable Award Agreement, provided that RSUs will not vest prior to the relevant anniversary of the Grant Date specified by the Board and in any case will not vest prior to the first anniversary of the Grant Date. However, notwithstanding the foregoing, in the event of the death of a French Participant, outstanding unforfeited RSUs may vest and Shares may be issued as set forth in Subsection 7.9 (h)(iv) of this Sub-Plan.
(d)Holding of Shares. The French Participants must hold the Shares issued pursuant to the RSUs until the relevant anniversary of the Vesting Date specified by the Board, if any, and in any case until the second anniversary of the Grant Date, or such other period as is required to comply with the minimum mandatory Holding Period applicable to shares underlying French-qualified RSUs under Article L. 225-197-1 of the French Commercial Code, as amended or under the French Tax Code or French Social Security Code as amended. This Holding Period will continue to apply even after the French Participant is no longer a French Employee.
However, notwithstanding the foregoing, in the event of the Disability or death of a French Participant, his or her heirs or the French Participant may freely sell the Shares issued pursuant to the RSUs as set forth in Subsections 7.9 (h)(iii) and 7.9 (h)(iv) of this Sub-Plan.
(e)Cash Dividends. French Participants shall not be granted any cash dividends with respect to an RSU, applicable to the period commencing on the Grant Date and terminating on the Vesting Date.
(f)Selling Restrictions. The Shares will be delivered to the French Participants upon the settlement of RSUs on the date(s) determined by the Board and set forth in the applicable Award Agreement. However, the French Participants will not be permitted to sell, transfer, pledge or otherwise assign his or her Shares received upon settlement of RSUs during the Holding Period; provided that the Holding Period shall not apply and accelerated sale will be permitted in the case of the Participant's Disability or death as set forth in Subsections 7.9 (h)(iii) and 7.9 (h)(iv) of this Sub-Plan.
(g)Limitations on Awards to French Participants.
(i)Notwithstanding any provision in the Plan to the contrary, a grant of RSUs may not result in a the total number of Shares resulting from RSUs granted to French Participants in accordance with conditions set forth in Articles L. 225-197-1 through L. 225-197-6 of the French Commercial Code exceeding ten percent (10%) of the Company’s share capital.
(ii)Notwithstanding any provision in the Plan to the contrary, RSUs may not be granted to French Participant owning more than ten percent (10%) of the Company’s share capital.
(iii)Notwithstanding any provisions in the Plan to the contrary, a grant of RSUs may not result in a French Participant holding more than ten percent (10%) of the Company’s shares.
(iv)The Shares issued under the Sub-Plan may be authorized, but unissued or reacquired Shares. If an Award should be forfeited, expire, terminate or lapse for any reason without having been vested, in whole or in part, the unpurchased Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future grants under the Plan.
(h)Termination of French Participant’s Service. The Board shall establish and set forth in the applicable Award Agreement the terms and conditions upon which an Award shall remain exercisable, if at all, following termination of a French Participant’s Service. To the extent that an Award Agreement does not specify the terms and conditions upon which an Award shall terminate upon termination of a French Participant’s Service, the following provisions shall apply:
(i)General Provisions. If the Participant does not satisfy the conditions for the vesting of the RSUs as specified by the Board upon the Grant Date, the Award shall revert to the Sub-Plan. In no event may any Award be vested after the expiration of the Award term as set forth in the Award Agreement, except in the event of death of a French Participant as set forth in subsection (iii) below.
(ii)Termination other than Upon Disability or Death. In the event of termination of a French Participant’s Service, except as may be set forth in the French Participant’s Award

Agreement or under the circumstances set forth in subsection (iv) below, vesting shall cease at the time of the French Participant’s termination and the unvested portion of the RSU that has not vested will be forfeited as of the date of such termination.
(iii)Disability of a French Participant. Notwithstanding any provisions of the Plan, this Sub-Plan, and the applicable Award Agreement, in the case of Disability of a Participant during the Holding Period, the Holding Period shall not apply and the Shares received upon settlement of the RSUs shall be immediately transferable, except as may be required under Section 7.9 (I) below and the Plan.
(iv)Death of a French Participant.
In the event of the death of a French Participant, any vesting conditions applicable to any unforfeited outstanding RSU that are related to the French Participant shall be waived (e.g., vesting based on the French Employee's Service) and Shares shall be issued to the French Participant’s heirs, at their request, if such request occurs within six months following the death of the French Participant, as provided for in the Award Agreement.; provided that if such portion of the RSU is also subject to vesting conditions that are related to the Company (e.g., an initial public offering of the Company or a Change in Control), the delivery of Shares to the French Participant's heirs will not occur unless and until the Company related vesting conditions are satisfied. For purposes of clarity, if any such Company related vesting conditions are not satisfied (e.g., an initial public offering of the Company or a Change in Control does not occur), Shares subject to the unvested portion of the RSU will not be delivered to the French Participant's heirs. If the French Participant’s heirs do not request the issuance of the Shares underlying the RSUs within six months following the French Participant’s death, the RSUs will be forfeited.
In addition to the rules set forth in Section 7.9(d) above, if a French Participant dies during the Acquisition Period or the Holding Period, the Holding Period shall not apply and the Shares received upon settlement of RSUs shall be immediately transferable, except as may be required under Section 13.1 of the Plan.
(i)Insider Trading Restrictions. Following the expiration of the Holding Period, Shares received upon settlement of RSUs may be subject to further sale restrictions as set forth in the Plan, this Sub-Plan and the applicable Award Agreement. Pursuant to article L 225-197-1 of the French Code de commerce, shares of a listed company cannot be sold (i) during the period of ten (10) stock-exchange trading days that precede or follow the date on which the consolidated accounts, or failing that, the annual accounts are made public; and (ii) during the period between the date on which the company's management has knowledge of information which, if it were made public, could have a significant impact on the price of the company's securities, and the date ten (10) stock-exchange trading days after that on which the said information is made public. Persons who violate these general rules may be subject to legal and financial penalties. These rules shall apply to French Participants unless the French Participants are otherwise restricted from selling Shares received upon settlement of RSUs under similar rules applicable under U.S. law, in which case the U.S. rules shall prevail.
(j)Other Provisions. The Award Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan and this Sub-Plan as may be determined by the Board in its sole discretion. In addition, the provisions of Award Agreements need not be the same with respect to each French Participant.
8.Standard Forms of Award Agreements.
The present Sub-Plan does not amend Section 8.1 of the Plan.

Subsection 8.2 of the Plan is amended as follows:

8.2    “Authority to Vary Terms. The Board shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the present Sub-Plan”
9.Change in Control.
Subsection 9.1 of the Plan is amended as follows:
9.1    “Effect of Change in Control on Awards. Subject to the requirements and limitations of Section 409A of the Code, if applicable, and subject to the provisions of Section 4.3 as amended above, the Board may provide for any one or more of the following:”
Subsection 9.1(c) of the Plan is not applicable for Awards made further to the present Sub-Plan.
The present Sub-Plan does not amend Subsection 9.2 of the Plan.
10.Tax Withholding.
The Subsections 10.1 and 10.2 of the Plan shall be deleted and replaced by the following subsection:
“As a condition of the grant and vesting of an Award, the French Participant (or in the case of the French Participant’s death or a permitted transferee, the person holding the Award) shall make such arrangements as the Board may require for the satisfaction of any French and U.S. federal, state or local withholding obligations or foreign tax withholding obligations that may arise in connection with such Award. The Company shall not be required to issue any Shares under the Sub-Plan until such obligations are satisfied.”
11.Compliance with Securities Law.
The present Sub-Plan does not amend Section 11 of the Plan.
12.Amendment or Termination of Plan.
The present Sub-Plan does not amend Section 12 of the Plan.
13.Miscellaneous Provisions.
The present Sub-Plan does not amend Subsection 13.1 of the Plan.
Subsection 13.2 of the Plan is not applicable for Awards made further to the present Sub-Plan.
The present Sub-Plan does not amend Subsections 13.3 to 13.8 of the Plan.
Section 13.9 of the Plan is amended as follows:
13.9    Severability. If any one or more of the provisions (or any part thereof) of this Plan and this Sub-Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan and this Sub-Plan shall not in any way be affected or impaired thereby.
The present Sub-Plan does not amend Subsections 13.10 to 13.12 of the Plan.
Section 13 of the Plan is completed as follows:
13.13    Language. The Plan and this Sub-Plan shall be translated into French but if the translated versions are different than the English version, the English version will prevail.

PLAN HISTORY

June 2, 2017	Board adopts Plan, with an initial reserve of 2,250,000 shares.

June 9, 2017	Stockholders of the Company approve Plan.

November 14, 2017	Board approves an increase to the reserve for the Plan to a total of 6,806,903 shares.

November 14, 2017	Stockholders of the Company approve an increase to the reserve for the Plan to a total of 6,806,903 shares.

May 31, 2019	Board approves the Amended & Restated Plan.

May 31, 2019	Stockholders approve the Amended & Restated Plan.

May 31, 2019	Board and Stockholders approve the adoption of the 2019 RSU Sub-Plan for French Participants.

August 21, 2020	Board approves an increase to the reserve for the Plan to a total of 8,127,903 shares.

November 18, 2020	Stockholders of the Company approve an increase to the reserve for the Plan to a total of 8,127,903 shares.

January 22, 2021	On January 22, 2021, Volterra, Inc. became a wholly-owned subsidiary of F5 Networks, Inc, (the “F5”) (such transaction, “Transaction”). In connection with such Transaction, F5 assumed the Plan with Stock being shares of F5, Awards relating to shares of F5 consistent with the exchange ratio in connection with the Transaction, adjustments upon changes in stock relating to the stock of F5 and the Committee being F5’s Talent and Compensation Committee. The intention of the assumption by F5 of the Awards granted under the Sub-Plan is that the qualification for favorable tax and social security treatment in France be continued with respect to such assumed Awards to the extent available.